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                           May 14, 2024

       Adam Goldstein
       Chief Executive Officer
       Archer Aviation Inc.
       190 West Tasman Drive
       San Jose, California 95134

                                                        Re: Archer Aviation
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on May 10,
2024
                                                            File No. 333-279289

       Dear Adam Goldstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Aman Singh